

Mail Stop 3720

May 5, 2017

Steven Cochran
Chief Executive Officer
WideOpenWest, Inc.
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111

      Re: WideOpenWest, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed April 25, 2017
             File No. 333-216894

Dear Mr. Cochran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Risk Factors, page 17

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members, page 40

1. We note that your wholly-owned subsidiary WideOpenWest Finance LLC is already a public company. Revise your risk factor to describe the impact WideOpenWest Finance LLC operating as a public company has had on your operations and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Asset Impairments, page 56

2.   We note your response to comment seven and how you evaluated the reasonableness of the conclusions you obtained by applying the multi-period excess earnings method ("MPEEM") under the income approach. We note that this methodology can fail to allow for the possibility that some amount of the residual income is attributable to goodwill (i.e. the going-concern element) rather than solely to franchise operating rights. Please help us better understand your conclusions by telling us how your application of the MPEEM takes into account elements of going concern. In this regard, tell us:

- how you considered or ensured that elements of going concern are not embedded in the value of your franchise operating rights;
- what techniques you performed, if any, to adjust for goodwill and elements of going concern from the projected financial income of the overall business; and
- if you adjusted your projections to remove the elements of going concern, what analytics you performed to ensure the reasonableness of your adjustment.

Operating Expenses (Excluding Depreciation and Amortization), page 64

3.   We note your response to comment five and your new disclosure showing "gross profit" for HSD, Video, and Telephony. However, we note that these measures include only expenses incurred directly for the provision of such services. Since "gross profit" implies the inclusion of all costs of revenue, please revise the title of this measure. In addition, if it is determined that HSD, Video, and Telephony are not operating segments in accordance with ASC 280, please note that these measures are considered Non-GAAP measures and subject to all of the provisions of Item 10 of Regulation S-K.

Competition, page 86

Video Services, page 87

4.   We note your response to comment 20. In order to better understand the impact of "cord-cutting" upon overall revenue and RGU trends, please discuss the degree to which fluctuations in your HSD RGU figures can be attributed to retaining your own "cord-cutters," adding new HSD customers, or a combination of both. Please also consider discussing new customer additions and churn trends for your HSD, Video, and Telephony services.

<u>Combined Consolidated Statements of Changes in Stockholder's Deficit, page F-5</u>

5.   We note your response to comment 24 and your statement that "the proceeds were held at the Company's Parent prior to distribution, which occurred during the year ended December 31, 2016." Please disclose the specific date of the contribution from the Parent.

<u>Segments, page F-13</u>

6.   We note your response to comment 25. To help us to further evaluate your response, please provide us with the following information:

- your organization chart;
- identify your segment managers and their respective roles;
- whether there are individuals responsible for the management of gross profit by products;
- if the CODM identifies an issue at a particular product level, who does he contact to resolve the issue;
- describe the information regularly provided to the CODM and how frequently it is prepared;
- describe the information regularly provided to the Board of Directors and how frequently it is prepared;
- how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings;
- describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances, specifically variances related to (i) High Speed Data, (ii) Video, and (iii) Telephony services; and
- describe the basis for determining the compensation of the individuals that report to the CODM.

7.   You state in your response that your CODM receives monthly consolidated financial information, along with gross profit information detailed by service including (i) High Speed Data, (ii) Video, and (iii) Telephony. You also state that although the CODM reviews this information at both the consolidated level and the product level, to assess performance by product, decisions regarding resource allocation, capital and other are made on a consolidated basis. In this regard, please clarify for us in more detail how and why the CODM reviews gross profit information at the product level to assess performance but does not use this information to allocate resources.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director
       AD Office 11 – Telecommunications